

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2018

Michael Weiner
Chief Financial Officer
National General Holdings Corp.
59 Maiden Lane
38th Floor
New York, New York 10038

  Re: National General Holdings Corp.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed March 23, 2017
    Form 10-Q for the Quarterly Period Ended September 30, 2017
    Filed November 8, 2017
    File No. 001-36311

Dear Mr. Weiner:

  We have reviewed your January 23, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2018 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Consolidated Results of Operations for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016
Earnings (losses) of equity method investments, page 57

1. We acknowledge the proposed "little r" restatement disclosure provided in response to

prior comment 2. Please address the following:

- In light of the nature and number of the adjustments you intend to reflect in your restatement, tell us how your internal controls over financial reporting (ICFR) would have identified each such error if the amounts involved were material as a material weakness in ICFR is not dependent on the magnitude of actual errors but on whether there is a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis.
- Revise the description of the adjustments provided on page 10 of your response to also discuss, where appropriate, the impact on your interim 2017 financial statements. In this regard, it appears that adjustments 3, 4, 6 and 7 impact the 2017 interim results presented in the tables on pages 16, 18 and/or 20 of your response.

Form 10-K for the Fiscal Year Ended December 31, 2016
Notes to the Consolidated Financial Statements
Note 12: Unpaid Losses and Loss Adjustment Expense Reserves, page F-57

2.   Please address the following additional comments related to the proposed reconciliations provided in response to prior comment 4:

- The reconciliations you provide only deal with 2016 accident year claims incurred and paid. As the aggregate amounts of prior year loss development and prior year claims payments presented in your claims development tables are materially different from that presented in your loss reserve rollforward, provide us with revised disclosure to be provided in Management's Discussion and Analysis (MD&A) or this footnote that also bridges the gap between your claims development tables and your loss reserve rollforward for prior year loss development and prior year claims payments. In this regard, we note that proposed disclosure consistent with the information provided in your December 14, 2017 response to comment 3 of our November 16, 2017 comment letter would appear to provide readers with meaningful information to understand your overall prior period loss development recorded in 2016.
- Explain to us why the reconciliations you present do not include a reconciling item for the error correction addressed in prior comment 1. In this regard, it appears that loss and loss adjustment expense (LAE) for the year ended December 31, 2016 as originally reported was $131.892 million understated. In addition, as you represent in your December 14, 2017 response to comment 7 of our November 16, 2017 comment letter that the historical reserves for loss and LAE on your reported balance sheets properly included the LAE previously misclassified in your consolidated statements of income, we presume that your loss and LAE paid as depicted in your reserve rollforward was also understated by the same amount. As such, unless your claims development tables also exclude the previously misclassified LAE, we would expect your claims development tables in your 2016 Form 10-K to depict higher amounts for both claims incurred and paid than in your reserve rollforward.

- Please represent to us, that you will provide explanatory disclosure in future filings for those reconciling items that are not self-evident in the context of your other disclosures.

You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at (202) 551-3679 if you have questions.

Division of Corporation Finance
Office of Healthcare & Insurance